

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Sanford Lang
Chief Executive Officer
INSYNERGY PRODUCTS, INC.
4705 Laurel Canyon Blvd., Suite 205
Studio City, CA 91604

> **Re: INSYNERGY PRODUCTS, INC. (f/k/a INSYNERGY, INC.)**
> **Amendment No. 3 to Form S-1**
> **Filed May 24, 2012**
> **File No. 333-179262**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

As a public company, we will be required to meet periodic reporting requirements under SEC rules…, page 13

1.   Your disclosure under this risk factor is fragmented and not clear, particularly in the first paragraph. Please revise so that investors understand the risk you are presenting. In addition, explain your reference to NASDAQ.

Financial Statements

Note 7 – Related Party Transactions, page 67

2.   It appears the notes payable disclosed on pages 40 and 41 should be disclosed within
        Note 7 as well as under Related Party Transactions on page 22. Please revise accordingly
        and advise us.

        You may contact Kenya Gumbs, Staff Accountant, at 202-551-3371 or Robert Littlepage,
Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the
financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-
3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        Donald G. Davis, Esq.